082-03470

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

17th August, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

We write to advise that consequent upon acquisition of the entire share capital of Technico Pty Ltd., Australia, by Russell Credit Limited (a wholly-owned subsidiary of ITC Limited), today, the following companies have become wholly-owned subsidiaries of Russell Credit Limited and therefore wholly-owned subsidiaries of ITC Limited:

1) Technico Pty Ltd., Australia
2) Technico ISC Pty Ltd., Australia*
3) Technico Asia Holdings Pty Ltd., Australia*
4) Chambal Agritech Ltd., India*
5) Technico Group America Inc., USA*
6) Technico Technologies Inc., Canada*
7) Technico Horticultural (Kunming) Co. Ltd., China*

* *wholly-owned subsidiaries of Technico Pty Ltd., Australia*

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dw 8/22

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	**ITC Limited**
Date of reporting :	**27th July, 2007 #**
Name of Stock Exchanges where shares of reporting company are listed: **NATIONAL STOCK EXCHANGE, BOMBAY STOCK EXCHANGE AND CALCUTTA STOCK EXCHANGE.**	

(I) **Information about persons holding more than 15% shares or voting rights**						
Names of persons holding more than 15% shares or voting rights	Details of Shareholding / Voting rights (in Number and %) of persons mentioned at (I) as informed under regulation 8(1) to target company					
Names	As on March 31, 2007 (Current year)	As on March 31, 2006 (Previous year)	Changes, if any, between (A) & (B)	As on July 27, 2007#, in respect of dividend for the financial year ended March 31, 2007	As on July 21, 2006#, in respect of dividend for the financial year ended March 31, 2006	Changes, if any, between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd. (TMI)	99,27,82,440 (26.39%)	99,27,82,440 (26.44%)	- (-0.05%) *	99,27,82,440 (26.39%)	99,27,82,440 (26.44%)	- (-0.05%) *
TOTAL (I)	**99,27,82,440 (26.39%)**	**99,27,82,440 (26.44%)**	**- (-0.05%) ***	**99,27,82,440 (26.39%)**	**99,27,82,440 (26.44%)**	**- (-0.05%) ***

(II) **Information about promoter(s) or every person having control over a company and also persons acting in concert with him** NOT APPLICABLE						
Names	As on March 31, 2007 (Current year)	As on March 31, 2006 (Previous year)	Changes, if any, between (A) & (B)	As on July 27, 2007#, in respect of dividend for the financial year ended March 31, 2007	As on July 21, 2006#, in respect of dividend for the financial year ended March 31, 2006	Changes, if any, between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
TOTAL (II)	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**

GRAND TOTAL (I+II)	**99,27,82,440 (26.39%)**	**99,27,82,440 (26.44%)**	**- (-0.05%) ***	**99,27,82,440 (26.39%)**	**99,27,82,440 (26.44%)**	**- (-0.05%) ***

Being the last date of Book Closure for the purpose of Dividend.

* The change in shareholding of TMI in the Company, in % terms, from 26.44% to 26.39%, was consequent upon issue and allotment of shares from time to time under the Company's Employee Stock Option Scheme.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Place : Kolkata
Date : 14th August, 2007

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

END